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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934


EUROMED, INC.
-------------------------------
(Name Of Issuer)

Common Stock
-----------------------------
(Title of Class of Securities)

298735101
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(CUSIP Number)

Philip Johnston, Wisteria Trading Company, Ltd., PMB 7, Pond Street, Turks & Caicos Islands, B.W.I. (649) 946-2822
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


January 13, 1998
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D

CUSIP NO. 298735101
          ---------

1.  Name of Reporting Person: Wisteria Trading Company Ltd.
                              -----------------------------
    S.S. or I.R.S. Identification No. of Above Person: N/A
                                                      ----
2.  Check the Appropriate Box if a Member of a Group:  N/A
                                                      ----
3.  SEC Use Only

4.  Source of Funds:  WC
                      --
5.  Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):  N/A
                        ----
6.  Citizenship or Place of Organization: Turks & Caicos, B.W.I.
                                          ----------------------
7.  Sole Voting Power: 129,700 shares of common stock
                       ------------------------------
8.  Shared Voting Power:  -0-
                         ----
9.  Sole Dispositive Power:  129,700 shares of common stock
                             ------------------------------
10. Shared Dispositive Power:  -0-
                              ----
11. Aggregate Amount Beneficially owned by Each Reporting Person: 129,700
                                                                  -------
12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: N/A
                                                                           ---
13. Percent of Class Represented by Amount in Row (11):

    At January 13, 1998,  the 129,700 shares would represent 10.14%.
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14. Type of Reporting Person:  CO
                               --
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Item 1.  Security and Issuer:

     This statement relates to shares of Common Stock:
     EUROMED, INC. (the "Issuer")
     Wilhelminaeansal - Noord 6
     NL - 4907UR, Oostrerhoot
     Netherlands

Item 2. Identity and Background: In accordance with the general instructions to Schedule 13D, the following information is furnished concerning Wisteria Trading Company Ltd. And its officers and directors (collectively the "Reporting
 Persons"):

     (a) The Reporting Person filing this statement is Wisteria Trading Company Ltd.;

     (b) The Reporting Person's address is PMB 7, Pond Street, Turks & Caicos Islands, B.W.I. c/o Philip Johnston, Esq., Johnston & Associates;

     (c)  Mr. Johnston is the President of the Reporting Person.

     The Reporting Person's officers and directors are as follows:

     Name: Philip Johnston
     Address: PMB 7, Pond Street, Turks & Caicos Islands, B.W.I.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding;

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws; and

     (f) The Reporting Person is a corporation organized under the laws of the Turks & Caicos Islands, B.W.I., and none of the Reporting Person's officers or directors are citizens of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

     The shares purchased were purchased for approximately $30,000 in a transaction effected through a registered broker-dealer and all funds were derived from working capital of the Reporting Person.
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Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. The Reporting Person may acquire additional securities of the Issuer if it feels the securities represent are a good investment at the time or may sell the securities in the Issuer if it feels the sale is a good investment decision. The Reporting Person has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a) As of January 13, 1998, the Reporting Person owned 129,700 shares of the Issuer representing 10.14% of the Issuer's outstanding common stock at that date.

     (b)  The Reporting Person has sole power to vote all of his shares.

     (c) In the past, the Reporting Person has not sold any shares of the Issuer.

     (d) The Reporting Person has sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by the Reporting Person.

     (e)  The Reporting Person is a 10.14% shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

     N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1998

Wisteria Trading Company Ltd.


____________________________________
Philip Johnston, President
Signature/Title